As filed with the Securities and Exchange Commission on November 14, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPNET TECHNOLOGIES, INC.

(Name of Subject (Issuer))

OCTAGON ACQUISITION CORP. RIVERBED TECHNOLOGY, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	693757108
(Titles of classes of securities)	(CUSIP number of class of securities)

Brett Nissenberg

General Counsel and Senior Vice

President of Corporate and Legal Affairs

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Keith Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$996,782,351.40	$135,961.11

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $41.695 (the average of the high and low prices per share of OPNET common stock on November 8, 2012, as quoted on the NASDAQ Stock Market, and (ii) 23,906,520 (the estimated maximum number of shares of OPNET common stock to be exchanged pursuant to the exchange offer and the subsequent merger).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,777.07	Filing Party: Riverbed Technology, Inc.
Form or Registration No.: Form S-4	Date Filed: November 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), to purchase all of the issued and outstanding shares of common stock of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), par value $0.001 per share (the “Shares”), in exchange for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest thereon and subject to any required tax withholding, on the terms and conditions contained in the Prospectus/Offer to Exchange, dated November 14, 2012 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2012 (as may be amended in accordance with its terms, the “Merger Agreement”), by and among Riverbed, Acquisition Sub, and OPNET, which contemplates the merger of Acquisition Sub with and into OPNET (the “Merger”) following the consummation of the Offer, with OPNET continuing as the surviving corporation and a wholly-owned subsidiary of Riverbed. Riverbed has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) relating to the shares of Riverbed common stock to be issued to the stockholders of OPNET (other than Riverbed) in the Offer and the Merger.

The terms and conditions of the Offer and the Merger are set forth in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, copies of which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto filed with the SEC by Riverbed, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction” and “Summary” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The subject company is OPNET Technologies, Inc., and its principal executive office is located at 7255 Woodmont Avenue, Bethesda, MD 20814. Its telephone number at such office is (240) 497-3000.

(b) Securities. Based upon information provided by OPNET, there were 23,205,154 shares of common stock, par value $0.001 per share, of OPNET issued and outstanding as of October 28, 2012.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) This Schedule TO is filed by Acquisition Sub and Riverbed. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” relating to Riverbed and Acquisition Sub, “Additional Information—Where You Can Find Additional Information” and “Annex D—Information Concerning Directors and Executive Officers of Riverbed and Acquisition Sub” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Prospectus/Offer to Exchange, including the sections entitled “Questions and Answers Regarding the Transaction,” “Summary,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement” and “Comparison of Rights of Holders of Riverbed Common Stock and OPNET Common Stock,” and in the related Letter of Transmittal is incorporated herein by reference.

(b) Mergers or Similar Transactions. The information set forth in the Prospectus/Offer to Exchange, including the sections entitled “Questions and Answers Regarding the Transaction,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement” and “Comparison of Rights of Holders of Riverbed Common Stock and OPNET Common Stock,” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Purposes. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction” and “Background and Reasons for the Offer and the Merger” is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction,” “Comparative Per Share Market Price and Dividend Information,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement,” “Other Agreements Related to the Transaction” and “Comparison of Rights of Holders of Riverbed Common Stock and OPNET Common Stock” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) Source of Funds, Conditions, Borrowed Funds. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction,” “Summary,” “Source and Amount of Funds” and “Other Agreements Related to the Transaction” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) Securities Ownership, Securities Transactions. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Interests of Certain Persons in the Offer and the Merger—Interests of Riverbed Directors and Officers” and “Interests of Certain Persons in the Offer and the Merger—Certain Relationships with OPNET and Interests of Riverbed and Acquisition Sub in the Offer” is incorporated by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Certain Effects of the Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Statements. The financial information set forth in: (i) Riverbed’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 10, 2012; (ii) Riverbed’s Quarterly Reports

on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, filed with the SEC on April 30, 2012, July 27, 2012 and October 25, 2012, respectively; and (iii) the information set forth in the sections of the Prospectus/Offer to Exchange entitled “Additional Information” and “Riverbed Summary Selected Historical Consolidated Financial Data” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Legal Matters,” “Certain Effects of the Offer,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(4)	Prospectus/Offer to Exchange relating to shares of Riverbed Technology, Inc. common stock to be issued in the Offer and the Merger (incorporated by reference to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on November 14, 2012 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(B)	Joint Press Release issued by Riverbed Technology, Inc. and OPNET Technologies, Inc. on October 28, 2012 announcing the execution of the Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(a)(5)(C)	Questions and Answers Script Regarding the Transaction (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(D)	Industry Analyst Presentation regarding OPNET Acquisition (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(E)	Slide Presentation entitled “Riverbed Technology Announces Intent to Acquire OPNET Technologies” (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(F)	Letter to OPNET Staff from Marc Cohen and Alain Cohen, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(G)	Letter to Riverbed Employees, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(H)	Questions and Answers Script Regarding Transaction, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(I)	Letter to Riverbed Customers, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(J)	Letter to Riverbed Partners, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(K)	Transcript of Teleconference regarding Acquisition of OPNET, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 30, 2012 pursuant to Rule 425).

(a)(5)(L)	Letter to Riverbed Channel Partners, dated October 31, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 31, 2012 pursuant to Rule 425).

(a)(5)(M)	Letter to OPNET Partners from Todd Kaloudis, dated November 1, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 1, 2012 pursuant to Rule 425).

(a)(5)(N)	Questions and Answers Script Regarding OPNET, dated November 2, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(O)	Questions and Answers Presentation Regarding Transaction (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(P)	Form of Email to OPNET Customers, dated November 2, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(b)(1)	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 7.1 to the Statement on Schedule 13D filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 6, 2012).

(b)(2)	Amended and Restated Commitment Letter, dated as of November 9, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.11 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

Exhibit Number	Description

(d)(3)	Form of Non-Competition and Non-Solicitation Agreement among Riverbed Technology, Inc. and certain officers, directors and employees of OPNET Technologies, Inc. (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(4)	Confidentiality Agreement, dated as of January 11, 2012, by and between Riverbed Technology, Inc. and OPNET Technologies, Inc., as amended (incorporated by reference to Exhibit 99.9 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(5)	Exclusivity Agreement, dated as of September 18, 2012, by and between Riverbed Technology, Inc. and OPNET Technologies, Inc., as amended (incorporated by reference to Exhibit 99.10 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIVERBED TECHNOLOGY, INC.

By:	/s/ Jerry M. Kennelly
Name: Jerry M. Kennelly
Title: Chairman and Chief Executive Officer

OCTAGON ACQUISITION CORP.

By:	/s/ Jerry M. Kennelly
Name: Jerry M. Kennelly
Title: President and Secretary

Date: November 14, 2012

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(4)	Prospectus/Offer to Exchange relating to shares of Riverbed Technology, Inc. common stock to be issued in the Offer and the Merger (incorporated by reference to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on November 14, 2012 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(a)(5)(B)	Joint Press Release issued by Riverbed Technology, Inc. and OPNET Technologies, Inc. on October 28, 2012 announcing the execution of the Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(a)(5)(C)	Questions and Answers Script Regarding the Transaction (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(D)	Industry Analyst Presentation regarding OPNET Acquisition (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(E)	Slide Presentation entitled “Riverbed Technology Announces Intent to Acquire OPNET Technologies” (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(F)	Letter to OPNET Staff from Marc Cohen and Alain Cohen, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(G)	Letter to Riverbed Employees, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(H)	Questions and Answers Script Regarding Transaction, dated October 29, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(I)	Letter to Riverbed Customers, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(J)	Letter to Riverbed Partners, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 29, 2012 pursuant to Rule 425).

(a)(5)(K)	Transcript of Teleconference regarding Acquisition of OPNET, dated October 29, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 30, 2012 pursuant to Rule 425).

(a)(5)(L)	Letter to Riverbed Channel Partners, dated October 31, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on October 31, 2012 pursuant to Rule 425).

(a)(5)(M)	Letter to OPNET Partners from Todd Kaloudis, dated November 1, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 1, 2012 pursuant to Rule 425).

(a)(5)(N)	Questions and Answers Script Regarding OPNET, dated November 2, 2012 (incorporated by reference to Riverbed Technology, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(O)	Questions and Answers Presentation Regarding Transaction (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(a)(5)(P)	Form of Email to OPNET Customers, dated November 2, 2012 (incorporated by reference to OPNET Technologies, Inc.’s filing with the Securities and Exchange Commission on November 2, 2012 pursuant to Rule 425).

(b)(1)	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 7.1 to the Statement on Schedule 13D filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 6, 2012).

(b)(2)	Amended and Restated Commitment Letter, dated as of November 9, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.11 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 from the Form 8-K filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on October 29, 2012).

Exhibit Number	Description

(d)(3)	Form of Non-Competition and Non-Solicitation Agreement among Riverbed Technology, Inc. and certain officers, directors and employees of OPNET Technologies, Inc. (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(4)	Confidentiality Agreement, dated as of January 11, 2012, by and between Riverbed Technology, Inc. and OPNET Technologies, Inc., as amended (incorporated by reference to Exhibit 99.9 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).

(d)(5)	Exclusivity Agreement, dated as of September 18, 2012, by and between Riverbed Technology, Inc. and OPNET Technologies, Inc., as amended (incorporated by reference to Exhibit 99.10 to the Registration Statement on Form S-4 filed by Riverbed Technology, Inc. with the Securities and Exchange Commission on November 14, 2012).